Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-214279
October 31, 2017

Celgene Corporation

Pricing Term Sheet

October 31, 2017

$750,000,000 of 2.750% Senior Notes due 2023

$1,000,000,000 of 3.450% Senior Notes due 2027

$1,250,000,000 of 4.350% Senior Notes due 2047

Issuer:	Celgene Corporation
Expected Ratings (Moody’s / S&P)*:	Baa2 (Stable) / BBB+ (Stable)
Type of Transaction:	SEC Registered
Trade Date:	October 31, 2017
Expected Settlement Date**:	November 9, 2017 (T+7)
Title:	2.750% Senior Notes due 2023 3.450% Senior Notes due 2027 4.350% Senior Notes due 2047
Principal Amount:	2023 Notes: $750,000,000 2027 Notes: $1,000,000,000 2047 Notes: $1,250,000,000
Maturity Date:	2023 Notes: February 15, 2023 2027 Notes: November 15, 2027 2047 Notes: November 15, 2047
Coupon (Interest Rate):	2023 Notes: 2.750% per annum 2027 Notes: 3.450% per annum 2047 Notes: 4.350% per annum
Price to Public:	2023 Notes: 99.944% 2027 Notes: 99.848% 2047 Notes: 99.733%
Yield to Maturity:	2023 Notes: 2.762% 2027 Notes: 3.468% 2047 Notes: 4.366%
Benchmark Treasury:	2023 Notes: 2.000% due October 31, 2022 2027 Notes: 2.250% due August 15, 2027 2047 Notes: 3.000% due May 15, 2047
Spread to Benchmark Treasury:	2023 Notes: + 75 basis points 2027 Notes: + 110 basis points 2047 Notes: + 150 basis points
Benchmark Treasury Yield:	2023 Notes: 2.012% 2027 Notes: 2.368% 2047 Notes: 2.866%

Interest Payment Dates:	2023 Notes: February 15 and August 15, commencing February 15, 2018 2027 Notes: May 15 and November 15, commencing May 15, 2018 2047 Notes: May 15 and November 15, commencing May 15, 2018
Optional Redemption:

2023 Notes: Prior to January 15, 2023 (the date that is one month prior to the maturity date), make-whole call at Treasury rate plus 12.5 basis points; par call at any time on or after January 15, 2023

2027 Notes: Prior to August 15, 2027 (the date that is three months prior to the maturity date), make-whole call at Treasury rate plus 20 basis points; par call at any time on or after August 15, 2027

2047 Notes: Prior to May 15, 2047 (the date that is six months prior to the maturity date), make-whole call at Treasury rate plus 25 basis points; par call at any time on or after May 15, 2047

CUSIP / ISIN:	2023 Notes: 151020 AX2 / US151020AX24 2027 Notes: 151020 AY0 / US151020AY07 2047 Notes: 151020 AW4 / US151020AW41
Joint Book-Running Managers:	Barclays Capital Inc. Credit Suisse Securities (USA) LLC Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC HSBC Securities (USA) Inc.
Senior Co-Managers:	MUFG Securities Americas Inc. Standard Chartered Bank
Co-Managers:	PNC Capital Markets LLC U.S. Bancorp Investments, Inc.

*Note: A security rating is not a recommendation to buy, sell or hold securities, and may be subject to revision or withdrawal at any time. Each of the security ratings above should be evaluated independently of any other security rating.

**Note: We expect that delivery of the notes will be made against payment therefor on or about November 9, 2017, which will be the seventh business day following the date of the pricing of the notes (such settlement being referred to as “T+7”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+7, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their own advisors.

The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement and other documents the issuer has filed with the SEC and incorporated by reference in the prospectus and prospectus supplement for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, J.P. Morgan Securities LLC at 1-212-834-4533 (collect) or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

This pricing term sheet supplements the preliminary form of prospectus supplement issued by Celgene Corporation on October 31, 2017 relating to its prospectus dated October 27, 2016.

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